SO 3/6/03

03002177

UF 3-5-03

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38114

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Liberty Brokerage Inc.
NN: Tullett Liberty Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street, 30th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Holub (212) 208-3873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
MAR 0 3 2003
WASH... SECTION

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2003

OATH OR AFFIRMATION

I, William C. Holub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement ~~and supporting schedules~~ pertaining to the firm of Tullett Liberty Brokerage Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SUSAN DEMARCO
Notary Public, State of New York
No. 01DE6006362
Qualified In Richmond County
Commission Expires May 4, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
TULLETT LIBERTY BROKERAGE INC. AND SUBSIDIARIES

December 31, 2002
with Report of Independent Auditors

TULLETT LIBERTY BROKERAGE INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Director and Stockholder of
Tullett Liberty Brokerage Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Tullett Liberty Brokerage Inc. and Subsidiaries (the "Company") (formerly, Liberty Brokerage Inc. and Subsidiaries) as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tullett Liberty Brokerage Inc. and Subsidiaries at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

February 18, 2003

TULLETT LIBERTY BROKERAGE INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2002

Assets

Cash	$	7,743,200
Short term investments		22,513,400
Securities purchased under agreements to resell		29,471,300
Receivable from brokers, dealers, financial institutions and clearing organizations		35,653,700
Receivable from affiliate		3,382,100
Due from affiliates		23,295,300
Investment in affiliate		10,928,000
Prepaid expenses		1,483,400
Income taxes receivable		387,500
Equipment, at cost (net of accumulated depreciation of $2,685,700)		445,300
Excess of cost over fair value of assets acquired (net of accumulated amortization of $2,928,600)		2,031,800
Other assets		439,200
	$	137,774,200

Liabilities, Minority Interest, and Stockholder's Equity

Liabilities

Payable to brokers, dealers, financial institutions and clearing organizations	$	59,895,400
Accrued personnel costs		6,639,700
Accounts payable and accrued liabilities		1,554,000
Due to affiliates		1,618,200
Income taxes payable		77,400
		69,784,700
Minority interest		8,755,000
Stockholder's equity		59,234,500
	$	137,774,200

The accompanying notes are an integral part of this consolidated statement of financial condition.

TULLETT LIBERTY BROKERAGE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION

Tullett Liberty Brokerage Inc. ("TLBI" formerly known as Liberty Brokerage Inc.) and Subsidiaries (together, the "Company"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged primarily as a broker of United States and foreign government securities, global debt, corporate fixed income securities and repurchase agreements from its offices in New York and Paris. The Company is a wholly-owned subsidiary of Tullett Liberty Investment Corp. ("TLIC" formerly known as Liberty Brokerage Investment Corp.), which is a wholly-owned subsidiary of Tullett plc ("Tullett" formerly known as Tullett & Tokyo Liberty plc).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Principles of consolidation - The consolidated statement of financial condition includes the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Fair values of financial instruments – The carrying amounts of cash, short term investments, receivables from/payable to brokers, dealers, financial institutions and clearing organizations, due from/to affiliates, accrued personnel costs, and accounts payable and accrued liabilities reported in the consolidated statement of financial condition approximate their fair values.

Short term investments - Short term investments are recorded at cost plus accrued interest, which approximates fair value. Such investments have varying maturity dates within one year.

Equipment - Equipment is depreciated on a straight line basis over the estimated useful lives of the assets, generally three to five years.

Excess of cost over fair value of assets acquired – Prior to January 1, 2002 excess of cost over fair value of assets acquired was being amortized on a straight line basis over fifteen years. In accordance with Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), the Company no longer amortizes the excess of cost over fair value of assets acquired.

On January 1, 2002 the Company implemented the provisions of FAS 142, regarding the impairment of its intangible assets. The Company reviews its intangible assets for impairment annually and when events or changes in circumstances arise that may affect the underlying basis of the assets. The implementation of FAS 142 has not had a material impact on the Company's consolidated statement of financial condition.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financings. Such transactions represent overnight collateralized financing transactions with major financial institutions and are recorded at the amounts at which the securities will be resold plus accrued interest.

At December 31, 2002 in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 140"), the Company did not have collateral in connection with the types of transactions defined in FAS 140 and, accordingly, has not recorded collateral on the consolidated statement of financial condition.

Investment in affiliate – The Company's Investment in affiliate is stated at cost plus the accretion of the discount to face value of the preference shares using the interest rate method. Such accretion is directly credited to Paid in Capital.

The asset value is reduced when a decline in value is other than temporary.

At December 31, 2002, Tullett Liberty Brokerage Limited ("TLBL" formerly known as Liberty Brokerage Limited), a 60.32% owned subsidiary of the Company, holds a 12% ownership position in Tullett Liberty (Number 2) Limited ("TL2"). TL2 is a United Kingdom holding company which owns interests in several affiliated foreign broker/dealers. TLBL's ownership in TL2 is in the form of preference shares, with nineteen years remaining to maturity, have a face amount of approximately $19,318,800 (December 31, 2002 translated balance of £12,000,000 face value), and accumulate dividends annually. The balance related to such preference shares is reflected in Investment in affiliate. As of December 31, 2002, cumulative dividends from profits were approximately $4,586,900 for the years 2001 and 2002. As of December 31, 2002, approximately $3,026,600 had not been paid and is recorded as Receivable from affiliate.

Income taxes - The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TLIC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TLIC. Amounts due to or receivable from TLIC, with respect to current income taxes, are settled currently.

Foreign currency translation - All foreign denominated assets and liabilities are translated at current exchange rates, and revenues and expenses at an average rate for the period. Gains and losses resulting from translation are reported separately as a component of stockholder's equity.

Continued

TULLETT LIBERTY BROKERAGE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

3. SHORT TERM INVESTMENTS

Short term investments are comprised of the following:

Short term bank deposits	$	2,294,700
U.S. treasury bills		9,974,200
Money market funds		10,244,500
	$	22,513,400

As of December 31, 2002, the Company's U.S. treasury bills were held at one major U.S. financial institution and on deposit to meet the collateral requirement of the Company's two U.S. clearing organizations ($7,975,100). The remaining short term investments are also held at major financial institutions.

4. EQUIPMENT

Equipment is comprised of the following:

Computer and communications equipment	$	1,682,200
Furniture, fixtures and other equipment		1,448,800
		3,131,000
Less - accumulated depreciation and amortization		2,685,700
	$	445,300

Continued

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 9,448,400	$ 4,000
Securities failed-to-deliver/receive	25,705,300	54,143,200
Clearing organizations	500,000	373,600
Other, including affiliates	-	5,374,600
	$ 35,653,700	$ 59,895,400

6. INCOME TAXES

Income taxes receivable includes deferred tax assets of $304,500. Deferred tax assets arise from temporary differences between financial statement and taxable income. These temporary differences include deferred compensation and the allowance for doubtful accounts. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

The Company's share of accumulated undistributed earnings of its 60.32% owned foreign subsidiary, TLBL, amounted to approximately $1.9 million at December 31, 2002. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits, if any) and withholding taxes (if any) payable to foreign tax jurisdictions. At current tax rates, additional federal income taxes of approximately $670,000 (not including the effect of foreign tax credits) would become due if such income were to be repatriated. Determination of the foreign tax credit available to offset such income is not practicable because of the complexities associated with this hypothetical calculation.

7. REGULATORY REQUIREMENTS

Under the Government Securities Act of 1986, TLBI is subject to Regulation 402.2 of the Department of the Treasury ("GSA Regulation 402.2") and the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which require the maintenance of minimum liquid capital, as defined. TLBI is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(ii), since TLBI does not hold funds or securities of customers.

Continued

7. REGULATORY REQUIREMENTS, continued

TLBI had liquid capital of approximately $22,355,800 at December 31, 2002, which was approximately $19,296,800 in excess of the minimum liquid capital requirements. TLBI's ratio of liquid capital to total haircuts was 8.77 to 1. Pursuant to GSA Regulation 402.2 no equity capital may be withdrawn if, after giving effect to such withdrawal, the ratio of liquid capital to total haircuts would be less than 1.5 to 1.

Certain other subsidiaries of the Company are subject to minimum regulatory capital requirements and the related restrictions on withdrawal of equity capital, payment of subordinated debt, or the payment of cash dividends promulgated by authorities of the countries in which they operate. At December 31, 2002, these subsidiaries were in compliance with their local regulatory capital requirements.

8. EMPLOYEE BENEFIT PLANS

The Company's parent maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. COMMITMENTS AND CONTINGENCIES

The Company has noncancellable operating leases covering office space and equipment which expire on various dates through 2008. Minimum future rental payments under these leases are as follows:

2003	$ 389,600
2004	389,600
2005	389,600
2006	389,600
2007	389,600
Thereafter	1,166,700
	$ 3,114,700

The Company's leases for office space contain escalation clauses providing for increased payments based upon increases in certain costs of the lessor.

Continued

9. COMMITMENTS AND CONTINGENCIES, continued

The Company has been named as defendant in various actions relating to its business. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with its counsel, believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously.

In the opinion of the management of the Company, the ultimate resolution of all such litigation should not have a material adverse effect on the consolidated financial condition of the Company.

10. OFF-BALANCE-SHEET CREDIT RISK

The Company's brokerage activities include execution and clearance of U.S. and foreign government, mortgage-backed and corporate fixed income securities (cash market and when-issued). Substantially all transactions are executed on a riskless principal basis for undisclosed principals and settle within three business days for cash. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through Government Securities Clearing Corporation ("GSCC") or Mortgage Backed Securities Clearing Corporation ("MBSCC"). The GSCC and MBSCC help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2002 was approximately $4,948,713,800. Settlement of the Company's open securities purchase and sale transactions is not expected to have a material effect on the Company's consolidated financial position.

11. RELATED PARTY TRANSACTIONS

Due from affiliates includes receivables from TLIC, Tullett Liberty (Securities) Limited ("TLSL) and Tullett Liberty Capital Markets (France)SAS for $15,196,700, $8,060,400 and $38,200, respectively. The receivable from TLIC represents interest bearing cash advances, which are payable on demand, net of allocated general and administrative expenses payable and income taxes payable pursuant to its informal tax sharing agreement with TLIC (see Note 2). The receivable from TLSL includes both interest bearing and non-interest bearing advances, which are payable on demand. The receivables from TLIC and TLSL have been subordinated to the claims of the general creditors of TLIC and TLSL respectively, and bear interest at 1% over the prime rate.

Continued

11. RELATED PARTY TRANSACTIONS, continued

Due to affiliates includes payables to Tullett plc and other affiliates for $831,800 and $786,400, respectively. The payables represent non-interest bearing cash advances which are payable on demand.

During 2002 Tullett Liberty France ("TLF"), a majority owned subsidiary, issued share capital to an affiliate for approximately $1,038,100. This amount was in excess of the book value of TLF as of the date of the transaction. Such transaction resulted in a credit being recorded in Paid in capital of $136,300.

The Company clears securities transactions on behalf of an affiliated company. As of December 31, 2002, the Company had a net payable to this affiliate totaling $5,000,100, which is reflected in Other in "Payable to brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition (See Note 5).

12. SUBSEQUENT EVENT

In January 2003, Tullett and Collins Stewart Holdings plc ("Collins") entered into a definitive agreement, pending approval of shareholders and required regulators, whereby Collins would acquire all of the stock of Tullett. If all approvals are obtained, the transaction is expected to be consummated in the first half of 2003.